FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) April 29, 2010, regarding the 2010 First Quarter.

Page 1 of 12 2010 FIRST QUARTER: “AN EXCELLENT START” Santiago, Chile, April 29, 2010, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter ended March 31, 2010. Figures are expressed in nominal terms, unless otherwise stated. Financial Snapshot Selected Financial Data (1) (in nominal Ch$, except for percentages) 1Q09 1Q10 % Change Income Statement (Millions of Ch$) Net financial income(2) 168,419 218,178 29.5 % Net Fees and Commissions 54,138 64,618 19.4 % Other operating income 6,808 5,571 (18.2)% Total Operating Revenues 229,365 288,367 25.7 % Provisions for loan losses (50,998) (53,603) 5.1 % Operating expenses (121,452) (122,824) 1.1 % Net income (3) 49,276 100,806 104.6 % Earnings per Share Net income per share (Ch$) 0.61 1.22 100.0 % Book value per share (Ch$) 16.37 15.71 (4.0)% Shares Outstanding (Millions) 80,879.90 82,551.70 2.1 % Balance Sheet (Millions of Ch$) Loans to customers 12,903,231 13,109,368 1.6 % Total assets 17,210,777 17,510,092 1.7 % Equity 1,319,480 1,306,512 (1.0)% Profitability Ratios Return on average assets (ROAA) 1.1% 2.4 % Return on average equity (ROAE)(4) 13.0% 26.5 % Net Financial Margin(5) 4.3% 5.8 % Efficiency ratio 53.0% 42.6 % Credit Quality Ratios Past Due / Total Loans 0.6% 0.7 % Allowances / Total loans 1.9% 2.6 % Allowances / Past Due Loans 337.5% 357.7 % Provisions / Avg. Loans 1.5% 1.7 % Capital Adequacy Ratios Total capital / Risk Adj. Assets 12.7% 11.9% (1) See pages 8 to 11. (2) Net interest income, foreign exchange transactions and gains (losses) from trading and brokerage activities. (3) Net Income attributable to bank's owners (adjusted by minority interest). (4) ROAE excludes provisions for minimum dividends. (5) Net financial income divided by average interest earning assets. Our Brands *Citi and the arc design in Trademark registered by Citigroup Inc. Use under License. Corredores de Bolsa Administradora General de Fondos Corredores de Seguros Asesoria Financiera Factoring Securitizadora HIGHLIGHTS Banco de Chile reports an outstanding result of Ch$100,806 million for 1Q10, more than doubling its 1Q09 earnings. During March 2010, Banco de Chile paid out a dividend of Ch$3.50 per share, reaching a dividend yield of 10%. Fernando Cañas (CEO) resigns, effective April 30, 2010. The position will be filled by Arturo Tagle, current Institutional and Investor Relations Division Manager. Citigroup Inc. announces the exercise of two call options that allow it to increase to 50% its stake in LQIF, company that controls Banco de Chile with a shareholding of 61.7%. Fernando Cañas, CEO: “We are quite pleased with our first quarter earnings of Ch$101 billion. Our results were in line with our expectations and demonstrated our strong earnings potential. These results translate to a Return-on-Equity of 26.5% and were achieved within a more normalized inflationary environment. We have also continued to work towards our mid-term strategic goals by improving our efficiency and service quality. During 2010, we plan to grow faster and more selectively than the industry in terms of loans. This will maintain a portfolio with suitable credit risk indicators.” Pedro Samhan, CFO: “Our first quarter is promising. We will aim to consolidate our operating revenues’ trend (YoY increase of +25.7%), but we will keep a close eye on operating expenses, which have remained almost flat with respect to the 1Q09 (+1.1%).This is an area where we aim to continue improving. Furthermore, we will continue to strengthen our funding structure and capital indicators, which allow us to increase our competitiveness and solvency”. Arturo Tagle, Institutional and Investor Relations Division Manager: “Regarding the recent earthquake, we expect that it will not severely affect our loan portfolio growth or credit quality. However, we did incur some infrastructural damage caused by the catastrophe, which has led us to recognize fixed asset impairments by approximately Ch$1.1 billion. On the social side, we have actively participated in the country’s reconstruction process. In fact, along with the Teleton Foundation, we took part in a national fund raising campaign, where we made important non-monetary contributions and a cash donation of Ch$750 million. Also, we have disbursed Ch$919 million in benefits to our staff that suffered losses as a consequence of the quake.” FIRST QUARTER 2010 RESULTS

Banco de Chile

NET INCOME AND OPERATING REVENUES

KEY FIGURES

Net Income and ROAE


100,806
73,254
68,696
66,659
49,276
21.2%
18.9%
17.4%
26.5%
13.0%
1Q09
2Q09
3Q09
4Q09
1Q10
Net Income (MMCh$)
ROAE

TOTAL OPERATING REVENUES (in millions of nominal Ch$)	1Q09	1Q10	% Change
Net Interest Income	138,753	183,636	32.3%
Net Fees and Commissions	54,138	64,618	19.4%
Trading and brokerage activities	(56,566)	80,842	(242.9)%
Foreign exchange transactions	86,232	(46,300)	(153.7)%
Other operating income	6,808	5,571	(18.2)%
Total Operating Revenues	229,365	288,367	25.7%

Total Operating Revenues Breakdown


Other Operating Income
16%
1Q09
60%
Net Interest Income
Fees & Commis.
24%


Other Operating Income
14%
1Q10
64%
Net Interest Income
Fees & Commis.
22%

NET INCOME

After a year of uncertainty and volatile markets, the Chilean economy seems to have retaken the growth path. We have taken advantage of this revamping and accordingly, the 1Q10 was an outstanding period for us in terms of results. We posted a net income of Ch$100,806 million, which represents a 51.2% QoQ increase and an increment of 104.6% as compared to the 1Q09. Our YoY outstanding performance was mainly driven by:

- An increase in net interest income due to a positive inflation rate, as compared to the deflation experienced in the 1Q09 and – to a lesser extent – higher lending spreads.
- Better results from the securities portfolios held by both the Bank and our subsidiaries.
- A higher contribution from fees and commissions.
- An improvement in operating efficiency.

The foregoing allowed us to improve our profitability indicators. During 1Q10 we reached an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 2.4% and 26.5%, respectively. These figures are well above those posted in the 1Q09, when our ROAA reached 1.1% and our ROAE 13.0%. We continue outperforming the Chilean banking system, which reached a ROAA of 1.6% and a ROAE of 18.4% as of February 2010.

OPERATING REVENUES

Our operating income totaled Ch$288,367 in 1Q10, which implies a YoY increase of 25.7% and outperforms the figure posted in 4Q09 by 8.9%. The YoY rise is due to:

- The increase in our net financial margin, which rose from 4.3% in 1Q09 to 5.8% in 1Q10. This growth relies on a more favorable inflation rate that raised by 0.27% in 1Q10 (measured as UF variation) as compared to the -2.30% posted in 1Q09, resulting in a higher contribution from our balance sheet gap in interest-earning assets denominated in UF. This was complemented by a YoY increase of around 20 bps posted by our lending spreads.
- The annual increase of 1.6% in loans to customers.
- Better results from our securities portfolio, net of derivative instruments.
- The rise of 19.4% in fees and commissions, related to the higher core bank fees, as well as the trading volumes and returns observed in the stock market at the beginning of 2010, which has positively affected the income from some of our subsidiaries, such as Securities Brokerage and Mutual Funds.
- An enhanced funding structure based on a 13.7% YoY increase of our non-interest bearing liabilities and a reduction of 2.8% experienced by our interest bearing liabilities during the period.

Page 2 of 12

FIRST QUARTER 2010 RESULTS

Banco de Chile

CREDIT QUALITY AND OPERATING EXPENSES

KEY FIGURES

Allowances and Provisions for Loan Losses (in millions of nominal Ch$)	1Q09	1Q10	% Change
Allowances			
Initial Allowances	242,799	322,642	32.9%
Charge-off	(48,758)	(39,135)	(19.7)%
Provisions established	50,998	53,603	5.1%
Recoveries	3,727	5,696	52.8%
Final Allowances	248,766	342,806	37.8%

Credit Quality Ratios	1Q09	4Q09	1Q10
Allowances / Total loans	1.93%	2.45%	2.61%
Allowances / Past due	337.5%	360.38%	357.7%
Provisions / Avg. Loans	1.53%	1.45%	1.68%
Charge-offs / Avg. Loans	(1.46)%	(1.14)%	(1.23)%
Past Due / Total Loans	0.57%	0.68%	0.73%
Recoveries / Avg. Loans	0.11%	0.29%	0.18%

Operating Expenses (In millions of nominal Ch$ pesos)	1Q09	1Q10	% Change
Personnel expenses	(64,141)	(66,697)	4.0%
Administrative expenses	(43,831)	(39,244)	(10.5)%
Depreciation and Amort.	(8,112)	(7,580)	(6.6)%
Impairments	0	(1,088)	-
Other Oper. Expenses	(5,368)	(8,215)	53.0%
Total Oper. Expenses	(121,452)	(122,824)	1.1%

Efficiency Ratios	1Q09	4Q09	1Q10
Op. Exp. / Op. Rev.	53.0%	52.6%	42.6%
Op. Exp. / Total Assets	2.8%	3.3%	2.9%

PROVISIONS FOR LOAN LOSSES

Our provisions for credit losses registered a YoY increase of 5.1%. This rise is mainly explained by a change in the risk classification of specific loans, which increased risk expenses related to our wholesale segment and – to a lesser extent – the increase posted by the exchange rate (Ch$/USD) that affected the allowances related to the loans denominated in USD. These factors were mainly offset by the improvement in credit quality shown by our retail segment, which is in line with strengthening risk profiles of individuals as a result of improved economic conditions.

Regarding the effect of the recent earthquake on our credit quality, we expect the impact will not be significant in the mid-term. This estimate relies on: (i) our low loan exposure in the most affected zones, as these areas only represent 8% of our loan portfolio, (ii) the financial strength of our customers, and (iii) the fact that an important part of the damage involves insurance policies. Thus, as of March 2010, we have set provisions for credit losses by approximately Ch$2.4 billion as a result of the quake. Also, in order to support our clients, we have eased the payment terms for our non-delinquent customers in the affected zones. Finally, our suitable credit risk position – we posted a coverage ratio of 357.7% in the 1Q10 – should allow us to face any temporary credit risk volatility.

Worth noting is that if we isolate the effects of the mentioned risk classification of certain loans and the quake, our ratio of provisions for loan losses to average loans decreases from 1.68% to 1.16% in 1Q10.

OPERATING EXPENSES

On a YoY basis, our operating expenses have remained almost flat, showing a slight increase of 1.1% in the 1Q10 with respect to the 1Q09. However, worth noting is the important YoY reduction of 10.5% posted by our administrative expenses, as a result of cost reduction projects carried out during 2009 in order to reach a higher efficiency, as well as lower expenses related to marketing, technology and infrastructure maintenance, which is in line with our strategic focus on productivity and cost control.

Similarly, during the 1Q10, we incurred approximately Ch$2.8 billion due to the earthquake. As previously mentioned, this amount comprises charges related to infrastructural damage, benefits to our staff and a cash donation related to a national fund raising campaign for the post-quake reconstruction.

Finally, worth noting is the improvement posted by our efficiency ratio that reached 42.6% in the 1Q10 as compared to the 53.0% and 52.6% posted in the 1Q09 and the 4Q09, respectively.

Page 3 of 12

FIRST QUARTER 2010 RESULTS

Banco de Chile

LOAN PORTFOLIO AND FUNDING STRUCTURE

KEY FIGURES

(In Billions of Ch$, except for %)


Total Loans to Customers
1.6%
12,903
13,185
13,109
Mar-09
Dec-09
Mar-10

Loan Portfolio & Funding				
(in billions of nominal Ch$)	Mar-09	Dec-09	Mar-10	YoY Change
LOANS TO CUSTOMERS				
Commercial Loans	8,753	8,729	8,576	(2.0)%
Residential Mortgage Loans	2,273	2,525	2,580	13.5%
Consumer Loans	1,877	1,931	1,953	4.1%
TOTAL LOANS TO CUSTOMERS	12,903	13,185	13,109	1.6%
FUNDING				
Non-interest Bearing Liabilities	4,591	5,201	5,221	13.7%
Interest Bearing Liabilities	11,300	10,868	10,983	(2.8)%
TOTAL LIABILITIES	15,891	16,069	16,204	2.0%
Int. Ear. Assets/Int. Bearing Liab.	1.32	1.42	1.39	


Non-interest Bearing Liabilities
13.7%
4,591
5,201
5,221
Mar-09
Dec-09
Mar-10


Interest Bearing Liabilities
(2.8)%
11,300
10,868
10,983
Mar-09
Dec-09
Mar-10

LOAN PORTFOLIO

Our total loans to customers totaled Ch$13,109 billion, which is 1.6% above the volume recorded during the 1Q09 and slightly below the prior quarter. The YoY increase relates to residential mortgage loans that rose by 13.5% from a year earlier and by 2.2% on a QoQ basis. To a lesser extent, consumer loans posted a YoY increase of 4.1% and a growth of 1.2% as compared to the 4Q09.

The trend shown by our loan portfolio is in line with the signs of recovery observed in the local economy from the second semester of 2009, which improved the consumer confidence concerning the Chilean economy's outlook and the main economic indicators, such as unemployment, inflation and business sentiment, which derived in increasing individual loans. Conversely, the YoY drop in commercial loans is explained by companies that have postponed their investment plans as a result of last year's economic downturn and - to a lesser extent - due to the recent quake, as well as the seasonality of some products such as factoring and an active market for corporate bonds.

Regarding the effects of the quake, in the short-term, we expect a rise in debt refinancing by individuals and companies, whereas in the long-term we expect a more robust demand for commercial loans; as long as the affected zone's reconstruction process begins.

FUNDING STRUCTURE

Our funding structure remains sound. We have increased our non-interest bearing liabilities, based on our market leadership in current accounts and demand deposits, where we grew 22.9% on a YoY basis. This rise relies on our strategy focused on reinforcing cross-selling and marketing cash management services, as well as the low nominal interest rates in the local economy that led to individuals and companies to prefer liquid assets (current accounts) rather than interest bearing instruments.

Also, our interest bearing liabilities posted a YoY decrease of 2.8%, remaining almost flat (+1.1%) on a QoQ basis. This YoY drop occurred despite the issuance of senior bonds during 1Q10, which amounted to UF4.0 million (~USD165 million). These bonds were placed at a spread of 91 bps above the Central Bank comparable bond, demonstrating the market's confidence on our solvency.

Finally, worth noting is that based on our expectations of a rise in inflation, we have reduced our interest-bearing liabilities denominated in UF by 6.3% on a QoQ basis and by 17.2% as compared to the 1Q09, while we have been able to improve our ratio of interest-earning assets to interest-bearing liabilities from 1.32x in the 1Q09 to 1.39x in the 1Q10.

Page 4 of 12

FIRST QUARTER 2010 RESULTS

Banco de Chile

CAPITAL MANAGEMENT

CAPITAL ADEQUACY

Capital Adequacy Ratios	1Q09	4Q09	1Q10
Shareholders Equity / Total Assets	7.7%	8.0%	7.5%
Basic Capital / Total Assets	7.1%	7.3%	6.5%
Basic Capital / Risk-Adj. Assets	9.4%	9.4%	8.6%
Total Capital / Risk-Adj. Assets	12.7%	12.7%	11.9%

LOCAL RATINGS

Local Ratings	Fitch Chile Ratings	Feller- Rate Ratings
Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA	AA+
Shares	1st Class Level 1	1st Class Level 1

INTERNATIONAL RATINGS

Fitch Ratings	Rating
Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating
Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating
Deposits	
Long Term Foreign Currency	A1
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

CAPITAL AND RESERVES

As of March 31, 2010, our equity reached Ch$1,306,512 million, 1.0% below last year figure. This decrease is mainly explained by a charge of approximately Ch$16 billion due to the first application of the new allowances for loan losses regulation, which is in effect from January 2010 and imposes new allowances requirements for contingent credits (including lines of credit and credit cards). This effect was complemented by a dividend distribution of 100% of our 2009 earnings in addition to a charge of approximately Ch$31 billion corresponding to the distribution of reserves, in pursuant to the new definition of distributable earnings, which is explained below.

The foregoing factors were partly offset by the high net income reached in the 1Q10, net of provisions for minimum dividends (70% of the distributable earnings), as well as the earnings obtained from the mark-to-market of our available for sale investment portfolio.

The decrease posted by our equity, along with the YoY increase of 1.7% in our total assets, led to a Basic Capital to Total Assets ratio equivalent to 6.5% as of March 31, 2010, below the 7.1% from a year earlier. Similarly, our ratio of Total Capital to Risk-Adjusted Assets decreased to 11.9% as of March 31, 2010 from the 12.7% recorded as of March 31, 2009.

As usual, both ratios are well above the minimum required figures for Banco de Chile, of 3% and 10%, respectively.

Finally, at an extraordinary shareholders' meeting held in March 2010, the shareholders agreed to amend the bylaws of the bank with a transitory article which adjusts distributable earnings by an amount equal to the effect of accumulated inflation for the year on shareholders equity. Hence, this increased the distributable earnings for 2010 by approximately Ch$31 billion. This transitory provision will be in effect until the obligation of SM Chile, directly or through its subsidiary SAOS S.A. has been extinguished. At the same meeting, the shareholders agreed to pay out 100% of 2009 distributable earnings in cash dividends, which corresponded to Ch$3.50 per share.

Page 5 of 12

FIRST QUARTER 2010 RESULTS

Banco de Chile

RESULTS BY
BUSINESS SEGMENTS

Retail Banking	1Q09	1Q10	% Change
Loans to Customers (Billions of nominal Ch$)			
Commercial Loans	1,486.9	1,620.6	9.0%
Residential Mortgage Loans	2,267.1	2,573.7	13.5%
Consumer Loans	1,868.8	1,946.2	4.1%
Total Loans	**5,622.8**	**6,140.5**	**9.2%**
Net Income (In Millions of nominal Ch$)			
Net Interest Income	96,178	113,128	17.6%
Net Fees and Commissions	30,622	34,030	11.1%
Other Operating Income	3,458	4,040	16.8%
Total Operating Revenues	**130,258**	**151,198**	**16.1%**
Provisions for Loan Losses	(41,958)	(35,187)	(16.1)%
Operating Expenses	(74,570)	(77,201)	3.5%
Other	412	18	(95.6)%
Net income before taxes	**14,142**	**38,828**	**174.6%**

RETAIL BANKING SEGMENT

Our retail banking segment posted a net income (before taxes) of Ch$38,828 million during 1Q10, which is 174.6% above the figure posted in 1Q09. This significant YoY increment was mainly due to:

- A YoY rise of 9.2% in loans, along with a slight YoY increase in credit lending spreads - primarily from our consumer division - which positively impacted the net interest revenues.
- Improved credit quality indicators with provisions for loan losses that dropped by 16.1% on a YoY basis. This issue was a result of a credit risk improvement in both our consumer division and our individuals and SME division, although the former showed a more significant improvement in this matter.
- A YoY increase of 11.1% in the segment's fees and commissions, mainly related to our individuals and SME division, which posted an increase in fees and commissions from current accounts and credit cards.

The aforementioned figures mainly rely on the better outlook for the Chilean economy, which has improved the consumer confidence and the individuals' risk profiles as compared to the previous year's same period, when the economy was hit by the economic downturn.

Wholesale Banking	1Q09	1Q10	% Change
Loans to Customers (Billions of nominal Ch$)			
Commercial Loans	7,087.0	6,757.0	(4.7)%
Residential Mortgage Loans	6.2	6.5	6.2%
Consumer Loans	8.3	7.0	(15.0)%
Total Loans	**7,101.5**	**6,770.5**	**(4.7)%**
Net Income (In Millions of nominal Ch$)			
Net Interest Income	31,695	38,906	22.8%
Net Fees and Commissions	6,576	9,029	37.3%
Other Operating Income	8,750	10,150	16.0%
Total Operating Revenues	**47,021**	**58,085**	**23.5%**
Provisions for Loan Losses	(9,894)	(18,988)	91.9%
Operating Expenses	(26,275)	(24,257)	(7.7)%
Other	106	6	(94.3)%
Net income before taxes	**10,958**	**14,846**	**35.5%**

WHOLESALE BANKING SEGMENT

The results from our wholesale banking segment reached Ch$14,846 million in 1Q10, which is 35.5% over the 1Q09's figure. This YoY increment is related to:

- A higher net interest revenue as a result of the higher return from the capital allocated to the segment, due to the positive inflation registered in the 1Q10 as compared to the deflation from a year earlier.
- Also, but to a lesser extent, a YoY increase of 37.3% posted by fees and commissions, as a result of the rise in the fees and commissions from the credit and factoring activity.
- A YoY decrease of 7.7% posted by the operating expenses, which is explained by the lower processing costs related to the reduction of 4.7% in total loans.

The above drivers allowed to offset the lower lending activity and a detriment in the loan portfolio's credit quality. The former is mainly a result of companies and corporations that, due to the last year's economic downturn and – to a lesser extent - the recent quake, have delayed their investment plans, which is complemented by a more active market for Chilean corporate bonds.

Page 6 of 12

FIRST QUARTER 2010 RESULTS

Banco de Chile

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET

Treasury and Money Market	1Q09	1Q10	% Change
Securities Portfolio (in Millions of Nominal Ch$)			
Trading Securities	304,989	153,840	(49.6)%
Available for Sale Instruments	1,049,350	1,294,386	23.4%
Held to Maturity Instruments	-	-	
Securities Portfolio	**1,354,339**	**1,448,226**	**6.9%**
Net Income (In Millions of nominal Ch$)			
Net Interest Income	12,608	29,318	132.5%
Net Fees and Commissions	(55)	(222)	303.6%
Other Operating Income	6,831	15,254	123.3%
Total Operating Revenues	**19,384**	**44,350**	**128.8%**
Provisions for Loan Losses	97	71	(26.8)%
Operating Expenses	(4,556)	(4,413)	(3.1)%
Other	-	-	
Net income before taxes	**14,925**	**40,008**	**168.1%**
O.C.I. (In Millions of nominal Ch$)			
Net unrealized gains (losses) on Available for Sale Instrum.	14,953	3,413	(77.2)%

Our treasury division posted a net income (before taxes) of Ch$40,008 million during the 1Q10, which is 168.1% above the previous year's figure. This significant increment mainly relies on:

- A positive impact related to a more normalized swap spread curve. Between the 1Q09 and the 1Q10 we have held long positions in UF (the inflation indexed unit) government bonds and short positions in UF derivatives. As a result of the last year's financial turmoil, the swap spreads became negative during the 1Q09, from which we posted a net loss. Conversely, during the 1Q10 the swap spread curve has normalized, which has derived in net gains for our treasury segment.
- A more favorable inflationary scenario. As previously stated, during the 1Q10 the inflation rate posted an increase (in terms of UF) of 0.27%, which favorably compares to the drop of 2.3% registered in the 1Q09. Accordingly, the Treasury's results reflect the higher contribution from its net positions in UF denominated assets.

OPERATIONS THROUGH SUBSIDIARIES

Subsidiaries	1Q09	1Q10	% Change
Securities Portfolio (in Millions of Nominal Ch$)			
Trading Securities	303,256	309,733	2.1%
Available for Sale Instruments	-	-	
Held to Maturity Instruments	-	-	
Securities Portfolio	**303,256**	**309,733**	**2.1%**
Loans to Customers (Billions of nominal Ch$)			
Commercial Loans	179.1	198.5	10.8%
Total Loans	**179.1**	**198.5**	**10.8%**
Net Income (In Millions of nominal Ch$)			
Net Interest Income	4,573	2,248	(50.8)%
Net Fees and Commissions	19,242	24,558	27.6%
Other Operating Income	11,851	11,103	(6.3)%
Total Operating Revenues	**35,666**	**37,909**	**6.3%**
Provisions for Loan Losses	757	501	(33.9)%
Operating Expenses	(19,015)	(20,128)	5.9%
Other	47	31	(34.0)%
Net income before taxes	**17,455**	**18,313**	**4.9%**

During 1Q10, our subsidiaries reached a net income (before taxes) of Ch$18,313 million, which favorably compares to the Ch$17,455 million from a year earlier. This resulted in a YoY increase of 4.9% that is mainly explained by:

- Better results from our Securities Brokerage subsidiary, primarily due to the higher trading volumes (+19.2%) resulting from an active local stock market at the beginning of 2010, which led to a YoY increase of 120.6% in net fees and commissions.
- The higher activity shown by our Mutual Funds subsidiary that posted a YoY increase of 35.3% in assets under management, which resulted in a YoY rise of 43.8% in net in fees and commissions.
- Gains from the securities portfolio of our Securities Brokerage subsidiary, as a result of low interest rates that derived in a higher mark-to-market.
- Higher fees and commissions (+35.0%) from our Insurance Brokerage subsidiary.

The above results allowed to more than offset the lower net income (before taxes) from our Factoring subsidiary, which decreased by 71% on a YoY basis. This is the result of the positive inflation rate observed during the 1Q10 as compared to the deflation registered during the 1Q09, which negatively affected the net liability position in UF held by the subsidiary.

Page 7 of 12

FIRST QUARTER 2010 RESULTS

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters				% Change	
	1Q09 MCh$	4Q09 MCh$	1Q10 MCh$	1Q10 MUS$	1Q10-1Q09	1Q10-4Q09
Interest revenue and expense						
Interest revenue	174,324	257,297	242,370	460.5	39.0 %	(5.8) %
Interest expense	(35,571)	(73,022)	(58,734)	(111.6)	65.1 %	(19.6) %
Net interest income	**138,753**	**184,275**	**183,636**	**348.9**	**32.3 %**	**(0.3) %**
Fees and commissions						
Income from fees and commissions	68,120	79,911	77,833	147.9	14.3 %	(2.6) %
Expenses from fees and commissions	(13,982)	(14,383)	(13,215)	(25.1)	(5.5) %	(8.1) %
Net fees and commissions income	**54,138**	**65,528**	**64,618**	**122.8**	**19.4 %**	**(1.4) %**
Gains (losses) from trading and brokerage activities	**(56,566)**	**(49,652)**	**80,842**	**153.6**	**(242.9) %**	**(262.8) %**
Foreign exchange transactions, net	**86,232**	**67,228**	**(46,300)**	**(88.0)**	**(153.7) %**	**(168.9) %**
Other operating income	**6,808**	**(2,594)**	**5,571**	**10.6**	**(18.2) %**	**(314.8) %**
Total Operating Revenues	**229,365**	**264,785**	**288,367**	**547.9**	**25.7 %**	**8.9 %**
Provisions for loan losses	**(50,998)**	**(46,332)**	**(53,603)**	**(101.9)**	**5.1 %**	**15.7 %**
Operating revenues, net of provisions for loan losses	**178,367**	**218,453**	**234,764**	**446.0**	**31.6 %**	**7.5 %**
Operating expenses						
Personnel expenses	(64,141)	(67,733)	(66,697)	(126.7)	4.0 %	(1.5) %
Administrative expenses	(43,831)	(41,727)	(39,244)	(74.6)	(10.5) %	(6.0) %
Depreciation and amortization	(8,112)	(8,028)	(7,580)	(14.4)	(6.6) %	(5.6) %
Impairments	0	0	(1,088)	(2.1)	0.0 %	0.0 %
Other operating expenses	(5,368)	(21,711)	(8,215)	(15.6)	53.0 %	(62.2) %
Total operating expenses	**(121,452)**	**(139,199)**	**(122,824)**	**(233.4)**	**1.1 %**	**(11.8) %**
Net operating income	**56,915**	**79,254**	**111,940**	**212.6**	**96.7 %**	**41.2 %**
Income attributable to affiliates	565	(243)	55	0.1	(90.3) %	(122.6) %
Income before income tax	**57,480**	**79,011**	**111,995**	**212.7**	**94.8 %**	**41.7 %**
Income tax	**(8,204)**	**(12,352)**	**(11,189)**	**(21.2)**	**36.4 %**	**(9.4) %**
Net Income for the period	**49,276**	**66,659**	**100,806**	**191.5**	**104.6 %**	**51.2 %**
Non-Controlling interest	0	0	0	0.0	0.0 %	0.0 %
Net Income attributable to bank's owners	**49,276**	**66,659**	**100,806**	**191.5**	**104.6 %**	**51.2 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$526.29 for US$1.00 as of March 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Page 8 of 12
FIRST QUARTER 2010 RESULTS

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Mar 09 MCh$	Dec 09 MCh$	Mar 10 MCh$	Mar 10 MUS$	% Change Mar.10-Mar.09	% Change Mar.09-Dec.09
Cash and due from banks	907,524	727,553	574,583	1,091.8	(36.7%)	(21.0%)
Transactions in the course of collection	428,447	526,051	411,403	781.7	(4.0%)	(21.8%)
Financial Assets held-for-trading	608,245	431,827	463,573	880.8	(23.8%)	7.4%
Securities purchased under agreement to resell	34,829	79,401	61,093	116.1	75.4%	(23.1%)
Derivate instruments	664,496	567,800	612,995	1,164.7	(7.8%)	8.0%
Loans and advances to Banks	342,301	448,981	671,510	1,275.9	96.2%	49.6%
Loans to customers, net						
Commercial loans	8,752,984	8,729,265	8,576,062	16,295.3	(2.0%)	(1.8%)
Residential mortgage loans	2,273,212	2,524,693	2,580,189	4,902.6	13.5%	2.2%
Consumer loans	1,877,035	1,930,595	1,953,117	3,711.1	4.1%	1.2%
Loans to customers	**12,903,231**	**13,184,553**	**13,109,368**	**24,909.0**	**1.6%**	**(0.6%)**
Allowances for loan losses	(248,766)	(322,642)	(342,806)	(651.4)	37.8%	6.2%
Total loans to customers, net	**12,654,465**	**12,861,911**	**12,766,562**	**24,257.6**	0.9%	(0.7%)
Financial Assets Available-for-Sale	1,049,350	1,265,662	1,294,386	2,459.5	23.4%	2.3%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%
Investments in other companies	12,949	12,606	12,307	23.4	(5.0%)	(2.4%)
Intangible assets	31,327	31,885	29,556	56.2	(5.7%)	(7.3%)
Property and Equipment	212,392	207,795	208,097	395.4	(2.0%)	0.1%
Current tax assets	-	-	-	-	0.0%	0.0%
Deferred tax assets	65,933	82,850	85,320	162.1	29.4%	3.0%
Other assets	198,519	217,498	318,707	605.6	60.5%	46.5%
Total assets	**17,210,777**	**17,461,820**	**17,510,092**	**33,270.8**	**1.7 %**	**0.3%**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$526.29 for US$1.00 as of March 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Page 9 of 12 **FIRST QUARTER 2010 RESULTS**

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Mar 09 MCh$	Dec 09 MCh$	Mar 10 MCh$	Mar 10 MUS$	% Change Mar.10-Mar.09	% Change Mar.09-Dec.09
Liabilities						
Current accounts and other demand deposits	3,249,989	3,718,076	3,994,768	7,590.4	22.9 %	7.4 %
Transactions in the course of payment	251,658	325,056	215,460	409.4	(14.4) %	(33.7) %
Securities sold under agreement to repurchase	301,667	308,028	290,349	551.7	(3.8) %	(5.7) %
Saving accounts and time deposits	8,050,745	7,427,481	7,786,993	14,796.1	(3.3) %	4.8 %
Derivate instruments	764,083	538,240	544,914	1,035.4	(28.7) %	1.2 %
Borrowings from financial institutions	1,080,616	1,368,226	1,308,321	2,485.9	21.1 %	(4.4) %
Debt issued	1,806,328	1,587,998	1,480,787	2,813.6	(18.0) %	(6.8) %
Other financial obligations	60,682	176,150	116,217	220.8	91.5 %	(34.0) %
Current tax liabilities	11,422	39,018	44,582	84.7	290.3 %	14.3 %
Deferred tax liabilities	25,502	13,932	15,149	28.8	(40.6) %	8.7 %
Provisions	116,386	294,608	177,956	338.1	52.9 %	(39.6) %
Other liabilities	172,219	272,259	228,084	433.4	32.4 %	(16.2) %
Total liabilities	**15,891,297**	**16,069,072**	**16,203,580**	**30,788.3**	**2.0 %**	**0.8 %**
Equity						
Belong to the Bank's Owners						
Capital	1,158,752	1,158,752	1,158,752	2,201.7	0.0 %	0.0 %
Reserves	118,170	118,170	87,386	166.1	(26.1) %	(26.1) %
Other comprehensive income	(4,250)	6,440	9,277	17.6	(318.3) %	44.1 %
Retained earnings						
Retained earnings from previous periods	32,017	32,017	16,091	30.6	(49.7) %	(49.7) %
Income for the period	49,276	257,885	100,806	191.5	104.6 %	(60.9) %
Provisions for minimum dividends	(34,493)	(180,519)	(65,801)	(125.0)	90.8 %	(63.5) %
Non-Controlling Interest	8	3	1	-	(87.5) %	(66.7) %
Total equity	**1,319,480**	**1,392,748**	**1,306,512**	**2,482.5**	**(1.0) %**	**(6.2) %**
Total liabilities & equity	**17,210,777**	**17,461,820**	**17,510,092**	**33,270.8**	**1.7 %**	**0.3%**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$526.29 for US$1.00 as of March 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Page 10 of 12 FIRST QUARTER 2010 RESULTS

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year Ended		
	1Q09	4Q09	1Q10	Mar.09	Dec.09	Mar.10
Earnings per Share						
Net income per Share (Ch$) (1)	0.61	0.81	1.22	0.61	3.12	1.22
Net income per ADS (Ch$) (1)	365.55	484.49	732.68	365.55	1,874.37	732.68
Net income per ADS (US$) (2)	0.63	0.96	1.39	0.63	3.70	1.39
Book value per Share (Ch$) (1)	16.37	16.79	15.71	16.37	16.79	15.71
Shares outstanding (Millions)	80,880	82,552	82,552	80,880	82,552	82,552
Profitability Ratios (3)(4)						
Net Interest Margin	3.56%	4.95%	4.86%	3.56%	4.51%	4.86%
Net Financial Margin	4.32%	5.42%	5.77%	4.32%	5.06%	5.77%
Fees and commissions / Avg. Interest Earnings Assets	1.39%	1.76%	1.71%	1.39%	1.63%	1.71%
Operating Revenues / Avg. Interest Earnings Assets	5.88%	7.11%	7.63%	5.88%	6.84%	7.63%
Return on Average Total Assets	1.12%	1.60%	2.38%	1.12%	1.54%	2.38%
Return on Average Equity (5)	13.03%	17.41%	26.45%	13.03%	17.55%	26.45%
Capital Ratios						
Equity / Total Assets	7.67%	7.98%	7.46%	7.67%	7.98%	7.46%
Basic Capital / Total Assets	7.07%	7.33%	6.50%	7.07%	7.33%	6.50%
Basic Capital / Risk-Adjusted Assets	9.36%	9.41%	8.62%	9.36%	9.41%	8.62%
Total Capital / Risk-Adjusted Assets	12.72%	12.70%	11.85%	12.72%	12.70%	11.85%
Credit Quality Ratios						
Past Due Loans / Total Loans to Customers	0.57%	0.68%	0.73%	0.57%	0.68%	0.73%
Allowance for Loan Losses / Past due Loans	337.45%	360.38%	357.73%	337.45%	360.38%	357.73%
90 days Past Due / Total Loans to Customers	1.55%	1.44%	1.55%	1.55%	1.44%	1.55%
Allowance for Loan Losses / 90 days Past due	124.73%	169.55%	168.67%	124.73%	169.55%	168.67%
Impaired Loans / Total Loans to Customers (6)			6.38%			6.38%
Allowance for Loan Losses / Impaired Loans (6)			41.01%			41.01%
Allowance for Loans Losses / Total Loans to customers	1.93%	2.45%	2.61%	1.93%	2.45%	2.61%
Provision for Loan Losses / Avg. Loans to customers (4)	1.53%	1.45%	1.68%	1.53%	1.75%	1.68%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	52.95%	52.57%	42.59%	52.95%	48.83%	42.59%
Operating Expenses / Average Total Assets (3)(4)	2.76%	3.33%	2.90%	2.76%	2.97%	2.90%
Average Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	15,590,361	14,889,107	15,117,625	15,590,361	14,860,816	15,117,625
Avg. Assets (million Ch$)	17,607,622	16,704,670	16,946,158	17,607,622	16,697,691	16,946,158
Avg. Equity (million Ch$)	1,324,844	1,378,754	1,361,047	1,324,844	1,346,117	1,361,047
Avg. Loans to customers (million Ch$)	13,374,958	12,786,284	12,731,333	13,374,958	12,768,690	12,731,333
Avg. Interest Bearing Liabilities (million Ch$)	11,821,330	10,489,291	10,913,803	11,821,330	10,848,736	10,913,803
Other Data						
Exchange rate (Ch$)	582.10	506.43	526.29	582.10	506.43	526.29

Notes

(1) These figures were expressed in nominal Chilean pesos.

(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) The ratios were calculated as an average of daily balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends

(6) The criterion used for classifying the impaired loans changed from January 2009. Accordingly, the previous year ratios are not comparable.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$526.29 for US$1.00 as of March 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Page 11 of 12

FIRST QUARTER 2010 RESULTS

Page 12 of 12 FORWARD-LOOKING INFORMATION The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events. CONTACTS: Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz
President and CEO